

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 13, 2009

By U.S. Mail and Facsimile to: (404) 572-6999

Bradley D. Bellville
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

> **Re: The Money Tree Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2009**
> **File No. 333-157701**

Dear Mr. Bellville:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Questions and Answers, page 1

Q: What will you do with the proceeds raised from this offering?, page 3

1.   Please revise the first bullet point in the answer to this question to disclose the amount of proceeds the company intends to use to redeem each series of

debentures and demand notes referenced in the answer. Please revise the "Use of Proceeds" disclosure on page 17 accordingly.

Risk Factors, page 10

General

2.   We note the disclosure in your Current Report on Form 8-K filed on November 24, 2008 regarding errors in previously issued unaudited consolidated financial statements and the company's decision to amend three Quarterly Reports on Form 10-Q. We also note the company's decision to terminate its public offerings of debentures and demand notes as a result of the financial statement errors. Please revise to include risk factor disclosure discussing the recent financial statement amendments, the resulting termination of an offering substantially similar to this one and the risks related thereto.

3.   We note the conclusions in your Annual Report on Form 10-K for the fiscal year ended September 25, 2008 that the company's disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness in internal control over financial reporting. Please include risk factor disclosure highlighting these conclusions and discussing the risks related thereto.

Subsequent Events, page 36

4.   We note the disclosure that cash and cash equivalents decreased to $3.8 million by January 25, 2009. Please revise to disclose cash and cash equivalents as of the most recent practicable date. Please also revise your risk factor disclosure to highlight your current cash position and the risks related thereto.

Determining Named Executive Officer Compensation, page 56

5.   We note the disclosure in the second paragraph on page 56 that market data for comparable companies is factored into the company's compensation decisions for named executive officers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Description of Debentures, page 60

6.   Please revise the last paragraph on page 60 to state that the company has summarized all terms of the indenture that are material to the debentures. Please also revise to eliminate the use of capitalized terms by reference to the indenture.

Exhibit 5

7.   Counsel may limit reliance on its opinion with regard to purpose, but not person. Please revise the second to last paragraph of the opinion letter accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Michael K. Rafter, Esq.
       Mitesh J. Patel, Esq.
       Bryan Cave LLP
       (By facsimile)